Exhibit 99.3

To:	All ADI Employees
From:	Jerry Fishman
Subject:	Stock Option Exchange Proposal
Date:	June 4, 2009
Stock Options are an important part of ADI’s compensation program. Our option awards provide employees with an opportunity to participate in ADI stock appreciation and therefore align our employee’s interests and goals with those of our owners — our shareholders. Since the technology bubble burst many years ago, technology stocks such as ADI have produced few if any gains. Many of the stock options you have received are “underwater” (e.g. they have an exercise price that is higher than the current market price of the stock). In addition, we are required to subtract the value of these options from the company’s profit each quarter. This combination of circumstances produces the unintended result of an expensive plan for ADI that has produced little tangible value to our employees.
Yesterday, our Board of Directors approved a Stock Option Exchange Program that will enable participants to exchange underwater stock options for a smaller number of new stock options which will have an exercise price in line with the current market price of ADI shares.
Before we can undertake this program, we must obtain the approval of our shareholders. In the past, shareholders have not been receptive to such company proposals as they believed that these plans unduly favored employees since shareholders do not have the opportunity to reprice their purchases if our share price goes down. However, the extraordinary decline in the stock market over the past year has led some shareholders to accept a prescribed framework for exchanging underwater stock options that includes exchange ratios that provide fewer new shares (recognizing the lower value of underwater stock options), new vesting schedules, and a shorter period for exercising stock options awarded after the exchange.
We designed our program (described in more detail in a Q&A below) with these market-tested features in order to maximize our chances of obtaining shareholder approval and we are hopeful that our shareholders will approve our plan at a special shareholder meeting to be held on July 20th.
Your participation is completely voluntary. If you decide not to participate, you will keep your existing stock options with no changes to their current terms. As you consider whether to take advantage of this proposal for any particular stock option, there are many complex issues to consider including the remaining term of the stock option, the new stock option price, the exchange ratio, and your assessment of the likely movement of

ADI’s stock price going forward. Ultimately, I expect it will be a very personal decision that can have a significant effect in the long term and therefore, I would advise you to give it careful consideration. We will be back to you with more information following the shareholder meeting next month when I hope we can extend this important choice to each of you.
ADI’s Proposed Stock Option Exchange Program
Employee Q & A
1.	What is ADI’s proposed Stock Option Exchange Program?
ADI is seeking shareholder approval for a proposed Stock Option Exchange Program which is a voluntary, one-time opportunity for eligible employees to exchange certain past stock option awards with an exercise price significantly higher than the current market price of our common stock (known as “underwater” options) for a fewer number of new stock options at the then current market price. The number of new stock options will be determined using exchange ratios designed to yield new stock options with a value approximately equal to the stock options that are exchanged.
2.	What is the purpose of the Stock Option Exchange Program?
The price of our common stock, along with that of other technology companies, has been significantly affected by the worldwide economic downturn. As a result, many of our employees hold a significant number of stock options, granted to them as part of ADI’s compensation plan, that are underwater. These stock options have not delivered the value to our employees that we intended to provide at the time the options were granted. If approved by shareholders, this stock option exchange proposal will allow us to address this concern and increase the motivational and retention value of our stock program. ADI stock options constitute a key component of our total compensation program, encouraging our employees to think and act like owners of the business, motivating them to work toward the Company’s success and rewarding their contributions by allowing them to benefit from increases in our stock value.
3.	Why is Analog submitting the Stock Option Exchange Program for stockholder approval?
We are asking our shareholders to approve the proposed Stock Option Exchange Program in order to satisfy the terms of our stock plans and NYSE rules, and as a matter of good corporate governance. We expect to hold a special shareholder meeting on July 20, 2009. We cannot proceed with this proposal if we do not receive shareholder approval.
4.	Will ADI benefit from the proposed Stock Option Exchange Program?
Yes. The Stock Option Exchange Program allows ADI to replace stock options that have little or no retention or incentive value with stock options that we believe will provide both retention and incentive value without creating significant additional compensation expense.
5.	Will this proposed Stock Option Exchange Program increase costs to ADI?

We do not expect the Stock Option Exchange Program to result in a significant increase in costs to ADI.
6.	Who will be eligible to participate in the Stock Option Exchange Program?
We anticipate that the Stock Option Exchange Program will be open to all active employees who hold eligible stock option grants other than our “named executive officers” as described below, in the answer to the next question. Although we intend to include all eligible employees, ADI may have to exclude eligible employees in certain locations outside the US if, for any reason, we find that their participation would be illegal, inadvisable, or impractical.
7.	Will ADI’s executive leadership participate in the Stock Option Exchange Program?
Members of ADI’s Board of Directors and ADI’s “named executive officers” (our CEO, chief financial officer, and other three highest paid executive officers) as listed in our most recent proxy statement will not be eligible to participate in the Stock Option Exchange Program.
8.	Are former employees who recently left ADI eligible to participate in the Stock Option Exchange Program?
No, only active employees on the date the offer to exchange begins are eligible to participate in the Program. Employees also must remain employed by Analog through the grant date of the new options in order to exchange their options.
9.	When will the Stock Option Exchange Program begin, if our shareholders approve it?
If shareholders approve the proposed Stock Option Exchange Program at our special shareholder meeting currently planned for July 20, 2009, we expect to commence the Stock Option Exchange Program in late August (but in no event more than 12 months after we receive shareholder approval). The actual launch date of the program will be communicated to employees in advance of the program’s commencement. From the time the Stock Option Exchange Program commences, eligible employees will be given at least 20 business days to make an election to exchange their eligible stock options. New stock option grants will be issued shortly after the close of the Stock Option Exchange Program which we currently anticipate to be in late September 2009. However, even if shareholder approval is obtained, ADI’s Board of Directors retains the authority, in its sole discretion, to determine not to implement the Stock Option Exchange Program or to modify its terms.
10.	What stock options will be eligible for exchange under the Stock Option Exchange Program?
To be eligible for exchange, a stock option grant will have to meet two basic criteria. It must:
(a) be significantly underwater which is commonly defined as having an exercise price above the highest price ADI stock has traded at ($30.68) over the 52 weeks immediately preceding the date the Stock Option Exchange Program begins,
and
(b) have a grant date from November 10th 2000 through December 31st 2007.
11.	If I participate in the Stock Option Exchange Program, how will the number of new stock options I receive be determined?
Eligible stock options will be exchanged for a smaller number of stock options with a lower exercise price. The number of new stock options will be determined by dividing the number of old stock options by the specific exchange ratio applicable to that old stock option as more fully described in the answer to the next question. ADI will use a commonly accepted stock option valuation model to determine the actual exchange ratios to calculate the number of options granted in a new stock option grant. The exchange ratios will be designed to result in a fair value of the new stock option grant that is approximately equal to the fair value of the stock options that are exchanged. The actual exchange ratios will be determined shortly before the commencement of the Stock Option Exchange Program and communicated to employees in materials distributed at that time.
12.	Can you provide me with an example of how the exchange ratios work?
The exchange ratio is based on the relationship between the current value of the original stock options held by the eligible employee and the value of the new stock options that will be granted in exchange. It is calculated by dividing the value of the new stock option by the value of the original stock option that is to be exchanged with both values determined shortly before the commencement of the program.
The value of the original stock options is determined by such factors as the original grant price (the higher the exercise price, the less valuable the option), the year the stock option was granted (the older the stock option, the less time for it to appreciate making it less valuable), and the volatility of our stock (more stable stocks are less likely to show significant appreciation and are therefore less valuable). These same factors are also applied to the new stock options. The valuation is subject to US accounting standards which define how all companies report the associated expense of the option grants.
The table below shows how these standards could apply to stock options that might be eligible for exchange in Analog’s program. The older stock options with a higher exercise price are less valuable, meaning you will need to exchange more of them for each new stock option granted. The table below reflects the current assumptions used in our proposal to shareholders and will likely change once we apply the final factors in effect at the time we launch the Stock Option Exchange Program.

Option Grant Date	Strike Price	Exchange Ratio
Nov 10, 2000 – Sept 28, 2003	$50.00+ $42.00-$49.99 $30.68-$41.99	70:1 24:1 4.5:1
Sept 29, 2003 – Sept 15, 2006	$45.00 + $30.68-$44.99	3.5:1 2:1
Sept 16, 2006 – Dec 31, 2007	$30.68 +	1.5:1
The exchange ratios will be applied on a grant-by-grant basis based on where your respective stock options fit in the above table.
13.	Why isn’t the exchange ratio 1-to-1 for all eligible stock options?
As described above, underwater stock options have less value than the “at the money” new stock options that will be granted in the Stock Option Exchange Program; therefore, more underwater stock options are required to equal the fair value of one new stock option.
14.	What will be the exercise price of the replacement stock options?
The new stock option grant will be granted with an exercise price equal to the closing price of ADI’s stock on the new stock option grant date (which will be shortly after the close of the Stock Option Exchange Program) as reported on the New York Stock Exchange (NYSE).
15.	Isn’t this just the same as re-pricing employees’ stock options?
No. Under the terms of this program, employees who choose to give up their eligible stock option grants will receive a lesser number of new ones in exchange. These new stock options will also have a new vesting schedule and a new “term,” or period of time during which they may be exercised.
16.	What is the vesting schedule and term for the new stock option grants?
The new stock options will have a new vesting schedule, regardless of whether your old stock options were already partially or wholly vested. The new stock options will also have a new “term” during which they may be exercised.

Option Grant Date	New Vesting Schedule	New Term
Nov 10, 2000 – Sept 28, 2003	1 year (100%)	2 years
Sept 29, 2003 – Sept 15, 2006	3 years (33.3% per year)	5 years
Sept 16, 2006 – Dec 31, 2007	3 years (33.3% per year)	7 years
17.	If I elect to participate, when will I receive my new stock option grant?
The new stock option grant date will be as soon as is practicable after the close of the Stock Option Exchange Program. The new stock options will appear in your Fidelity account within 14 business days after the grant date.

18.	Do I have to participate in the Stock Option Exchange Program?
No. Participation in the Stock Option Exchange Program is completely voluntary. If you choose not to participate, you will keep all of your current outstanding stock options, including stock options eligible for the Stock Option Exchange Program, and you will not receive a new stock option grant as part of this program. No changes will be made to the terms of your current stock options if you decide not to participate.
19.	If I choose to participate in the Stock Option Exchange Program, do I have to exchange all of my eligible stock option grants?
No. Under the Stock Option Exchange Program, you will be able to exchange stock options on a grant-by-grant basis. This means that you may choose to exchange some eligible grants, and choose not to exchange others. But if you elect to exchange any stock options within a particular grant, you must exchange all the stock options in that grant. You will not be able to exchange only a portion of a single grant.
20.	What if after the exchange ratios are applied, I am eligible to receive a relatively small number of new stock options?
The exchange ratios will be applied to each individual old stock option you elect to exchange. If after applying the exchange ratio to a particular old stock option it results in you receiving fewer than 100 new stock options per grant, those old stock options will be exchanged for a cash value equivalent to the fair value of the new stock options you would have received.
21.	Will I be required to give up all of my rights to any original stock option that I choose to exchange under the Stock Option Exchange Program?
Yes. The stock options you surrender in exchange for new stock options in the Stock Option Exchange Program will be cancelled and you will no longer have any rights under those surrendered stock options.
22.	Does ADI recommend that eligible employees participate in the Stock Option Exchange Program, if approved?
ADI cannot advise you as to whether or not you should participate in the Stock Option Exchange Program, if approved. Your participation is completely voluntary and you should seek your own financial planning advice.
23.	What are the next steps in the proposed Stock Option Exchange Program?
There is no action required by employees at this time. Below is the expected timeline of key events for the program:
July 20th: Special Shareholder Meeting
July 21st: Communicate outcome of the Shareholder Meeting to employees
Late August: Planned commencement of the Stock Option Exchange Program
• Comprehensive set of information provided to employees, including a statement of eligible stock options

• Education materials, which will help employees decide whether or not to participate in the program, will be provided to employees
Late September: Planned conclusion of the Stock Option Exchange Program and granting of new stock options
24.	Where can I go if I have additional questions about the Stock Option Exchange Program?
You can find the answers to most of your questions on the Stock Option Exchange Program on Signals (Home > Knowledge Centers > HR > ADI Stock Option Exchange Program >). This site will be updated weekly with answers to additional questions we receive from employees.
You also can read our preliminary proxy statement that we filed with the SEC on June 4, 2009 at www.sec.gov or on the investor relations portion of our website at investor.analog.com
If you have other questions, please send them to stockoptionexchangeinfo@analog.com. Employees without email access may call 6585-3500 to have their questions submitted to this email box. Each Friday, the Signals site will be updated with the latest questions and answers.
*****
The Stock Option Exchange Program has not yet started. We will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission when we launch the program. If you are eligible to participate, you should read the Tender Offer Statement and other related materials when they become available because they will contain important information about the program. Our shareholders should also read the preliminary proxy statement filed today with the SEC along with related materials we file with the SEC, which contain additional information about the proposal to approve the program, before making any voting decision regarding the program. You will be able to obtain the written materials described above and other documents we file with the SEC free of charge from the SEC’s website at www.sec.gov or by sending a request to: Analog Devices, Inc. One Technology Way, Norwood, MA 02062; Attention: Investor Relations.